BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:RELX Group plc SAYE Share Option Scheme 2013

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 531,751

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 256,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 555,716

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 232,035

Name of contact:                                           Nimah Merali

Telephone number of contact:(0)207 166 5529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 4,215,653

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,110,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 256,810

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,068,843

Name of contact: Nimah Merali

Telephone number of contact:(0)207 166 5529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 262,015

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 92,630

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 169,385

Name of contact: Nimah Merali

Telephone number of contact:(0)207 166 5529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:RELX PLC ShareSave Plan 2023

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 81,762

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,140,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 14,468

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,207,294

Name of contact:                                           Nimah Merali

Telephone number of contact:(0)207 166 5529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:RELX PLC Executive Share Ownership Scheme 2023

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 150,254

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,110,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 507

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,259,747

Name of contact: Nimah Merali

Telephone number of contact:(0)207 166 5529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2026

Name of applicant:RELX PLC

Name of scheme:RELX PLC Employee Share Purchase Plan 2023

Period of return:From: 1 July 2025To: 31 December 2025

Balance of unallotted securities under scheme(s) from previous return: 313,330

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 400,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 295,832

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 417,498

Name of contact: Nimah Merali

Telephone number of contact:(0)207 166 5529